For Immediate Release

NORSAT SECURES A 3 YEAR STANDING OFFER WITH PWGSC TO SUPPLY VHF/UHF ANTENNAS FOR UP TO CDN$1.5M

Vancouver, British Columbia – February 18, 2014 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that through its Sinclair Technologies Division, it has recently entered into a 3 year National Individual Standing Offer (NISO) with Public Works and Government Services Canada (“PWGSC”) for the supply of UHF/VHF antennas for up to Cdn$1.5M (hn445.M7594-134600). The NISO also allows PWGSC an option to extend the offer by up to two (2) additional one (1) year periods under the same conditions.

“Norsat is pleased to have been selected once again to provide a variety of our antenna products to Agencies of the Government of Canada. Entrusted to enable the critical communications within Canada’s extreme weather conditions and terrain is especially rewarding and we are proud our products met their stringent design, performance and value criteria,” said Norsat President & CEO, Dr. Amiee Chan.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com